UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69749

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/6/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CreditStation ATS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 W Easy St, #127
(No. and Street)

SIMI VALLEY	CA	93065
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel White 646 - 530 - 8311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CreditStation ATS LLC, as of 12/31/, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Daniel B. White
Signature

CEO
Title

please see attached certificate

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Ventura

Subscribed and sworn to (or affirmed) before me on this 22nd day of Feb, 2018, by
Date Month Year

(1) Daniel White

(and (2) ____________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



A. G. BARHAGH
Commission # 2139446
Notary Public - California
Ventura County
My Comm. Expires Feb 4, 2020

Signature Afsaneh G. Barhagh
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report / Oath or Affirmation page Document Date: Feb 22nd 2018

Number of Pages: 2 Signer(s) Other Than Named Above: ____________________

CREDITSTATION ATS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE PERIOD
MARCH 6, 2017 THROUGH DECEMBER 31, 2017

CREDITSTATION ATS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE PERIOD MARCH 6, 2017 THROUGH DECEMBER 31, 2017

TABLE OF CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Creditstation ATS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Creditstation ATS, LLC as of December 31, 2017, the related statements of operations, changes in member's capital, and cash flows for the period March 6, 2017 to December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Creditstation ATS, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Creditstation ATS, LLC's management. Our responsibility is to express an opinion on Creditstation ATS, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Creditstation ATS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I-Computation of net Capital under SEC, Schedule II- Computation for Determination of Reserve Requirement under SEC Rule 15c3-3 and Schedule III-Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Creditstation ATS, LLC's financial statements. The supplemental information is the responsibility of Creditstation ATS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of net Capital under SEC, Schedule II- Computation for Determination of Reserve Requirement under SEC Rule 15c3-3 and Schedule III-Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Creditstation ATS, LLC's auditor since 2017.

White Plains, New York

February 28, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

CREDITSTATION ATS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Assets	
Cash	$ 153,953
Fees Receivable	14,702
Prepaid Expenses	2,498
Total Assets	$ 171,153

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts Payable and Accrued Expenses	$ 7,993
Total Liabilities	7,993
Member's Capital	163,160
Total Liabilities and Member's Capital	$ 171,153

See Accompanying Notes to Financial Statements.

CREDITSTATION ATS, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 6, 2017 THROUGH DECEMBER 31, 2017

Revenues	
Data Processing Fees	$ 199,638
Expenses	
Regulatory Fees	18,289
Occupancy Expenses	7,200
Other Operating Expenses	1,840
Income Taxes Expenses	1,900
Insurance Expenses	456
Total Operating Expenses	29,685
Net Income	$ 169,953

See Accompanying Notes to Financial Statements.

CREDITSTATION ATS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD MARCH 6, 2017 THROUGH DECEMBER 31, 2017

Balance - Inception to March 5, 2017	$	58,207
Member's Distributions		(65,000)
Net Income		169,953
Balance - December 31, 2017	$	163,160

CREDITSTATION ATS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 6, 2017 THROUGH DECEMBER 31, 2017

Cash Flows From Operating Activities		
Net Income		$ 169,953
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Fees Receivable	$ (14,702)	
Increase in Prepaid Expenses	(1,577)	
Increase in Accounts Payable and Accrued Expenses	7,393	
		(8,886)
Net Cash Provided by Operating Activites		161,067
Cash Flows From Financing Activities		
Member's Distributions	(65,000)	
Net Cash Used in Financing Activities		(65,000)
Net Increase in Cash		96,067
Cash - Beginning of Period		57,886
Cash - End of Period		$ 153,953

See Accompanying Notes to Financial Statements

CREDITSTATION ATS, LLC

NOTES TO FINANCIAL STATEMENTS

<u>DECEMBER 31, 2017</u>

Note (1) - Nature of business:

Creditstation ATS, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of March 6, 2017. The Company engages primary in providing various data processing services of fixed income trading business.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

Data processing fees are recorded when earned.

(B) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, cash balance was $153,953.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:

The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

Note (2) Summary of significant accounting policies – cont'd

(E) Concentration of Credit Risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) New Accounting Pronouncements:
In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position results or operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the impact that adoption of the new accounting guidance may have on its financial statements.

(G) Subsequent events evaluation:
Management has evaluated subsequent events through February 28, 2018 the date the financial statements were available to be issued.

Note (3) - Related Party:
The Company has a lease with an affiliate to occupy space at $600 a month. Rent expense paid to affiliate for the year ended December 31, 2017 was $7,200.

Note (4) - Net Capital Requirement:
As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $145,960 which exceeded its requirement of $5,000 by $140,960. The Company had a ratio of aggregate indebtedness to net capital of 5.48 to 1 at December 31, 2017.

CREDITSTATION ATS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2017

SCHEDULE I

Members Capital		$ 163,160
Non-allowable Assets:		
Fees Receivable	$ 14,702	
Prepaid Expenses	2,498	
Total Non-Allowable Assets		17,200
Net Capital on Proprietary Positions		145,960
Minimum Net Capital Requirement - the greater of $5,000 or 12.5% of aggregate indebtness of $7,993		5,000
Excess Net Capital		$ 140,960
Percentage of Aggregate Indebtness to Net Capital		5.48%
Schedule of Aggregate Indebtedness:		
Accounts Payable and Accrued Expenses	$ 7,993	
Total Aggregrate Indebtedness		$ 7,993
Reconciliation with the Company's Computation (included in Part IIA of Form X-17-a-5 as of December 31, 2017):		
Net Capital, as reported in the Company's Part IIA unaudited FOCUS Report	140,960	
Net Capital per above	140,960	
Difference		$ -

CREDITSTATION ATS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2)(i) of that rule.

CREDITSTATION ATS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)2(i) of the rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Board of Directors and Member
of Creditstation ATS, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Requirement for Broker-Dealers under SEC Rule 17a-5, in which (1) Creditstation ATS, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Creditstation ATS, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Creditstation ATS, LLC stated that Creditstation ATS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Creditstation ATS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creditstation ATS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York

February 28, 2018

Tel: (914) 761-4773 ● Fax: (914) 761-2902
Website: www.weintraubcpa.com

13



CreditStation ATS LLC
67 W Easy St
Suite 127
Simi Valley, CA 93065

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

To the best knowledge and belief of Creditstation ATS LLC:

The Company claimed the (k(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December31, 2017.

_____

Dan White
President

14